EXHIBIT 99.1

Orion Digital Reports Q1 2026: Adjusted EBITDA +46% Year-over-Year, Cash +97% Year-over-Year; New Intelligent Investing App Released

Wealth AUM of $495.6M, +14% Year-over-Year

Wealth Revenue of $3.9M, +12% Year-over-Year

EU Payments Volume of $2.7B, +12% Year-over-Year

Total Cash, Marketable Securities and Investments of $35.4M

Orion Digital reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia - May 7, 2026 - Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO)(“Orion Digital” or the “Company”) today reported financial results for the first quarter ended March 31, 2026 - the Company's first quarter operating under the Orion Digital name following the rebrand from Mogo Inc. effective December 29, 2025.

Q1 2026 results reflect continued execution of Orion Digital's strategy of building platforms for the AI-driven financial system: Intelligent Investing in Canadian digital wealth and Carta Worldwide in European payments infrastructure, supported by a consumer lending portfolio that generates operating cash flow to fund investment in the platforms. The quarter saw Adjusted EBITDA1 grow 46% year-over-year and the cash position strengthened by 97% year-over-year, reflecting the deliberate conversion of non-core holdings into operating capital. The Company also recently released the new Intelligent Investing app, an important milestone in the development of its next-generation wealth platform.

In conjunction with Q1 results, the Company is including a KPI scorecard to provide visibility into the operating performance of each platform alongside corporate-level metrics.

Q1 2026 KPI Scorecard

	Q1 2026		Q1 2025		YoY Change
Wealth Platform
Assets under management (at March 31)	$495.6	M	$436.3	M	+14%
Wealth revenue	$3.9	M	$3.5	M	+12%

Payments Platform (Carta)
EU transaction volume	$2.7	B	$2.4	B	+12%
Adjusted payments revenue[1]	$2.3	M	$2.3	M	0%

Lending & Other
Cash provided by operations before investment in gross loans receivable[1]	$4.0	M	$3.8	M	+6%

Corporate
Cash & restricted cash	$25.6	M	$13.0	M	+97%
Total cash, marketable securities and investments	$35.4	M	$38.8	M	(9%)
Adjusted EBITDA	$1.5	M	$1.1	M	+46%

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Q1 2026 Financial Detail

Total revenue was $16.9 million in Q1 2026 compared to $17.3 million in Q1 2025. Excluding revenue from non-core businesses exited during 2025, adjusted revenue(1) increased 2% year-over-year, reflecting growth in the Wealth and Payments platforms as well as growth in other subscription-related revenue.

Subscription and services revenue totaled $10.5 million, representing 63% of total revenue. Excluding revenue from exited businesses, adjusted subscription and services revenue(1) increased 7% year-over-year.

•	Wealth revenue increased 12% year-over-year to $3.9 million
•	Payments revenue was $2.3 million, consistent year-over-year on an adjusted basis excluding exited Canadian payments operations
•	Other subscription and services revenue was $4.3 million, growing 6% year-over-year on an adjusted basis(1) (excluding the exited legacy institutional brokerage business)

Gross profit was $11.6 million, with gross margin expanding from 67% to 69%. Adjusted EBITDA was $1.5 million, an increase of 46% from Q1 2025. Cash flow from operating activities before investment in gross loans receivable was $4.0 million, up 6%. Net loss was $5.8 million in Q1 2026 compared to $11.9 million in Q1 2025, an improvement of 51% year-over-year. This improvement primarily reflects a lower non-operating revaluation loss in Q1 2026 compared to Q1 2025.

Management Commentary

David Feller, Founder & CEO

"We recently released the new Intelligent Investing app - for us, this is the moment several years of platform building become operational. The release brings managed and self-directed investing into the same platform and lays the foundation for what we believe can be the most effective capital allocation system designed for long-term compounding. We view this release not as the completion of the product vision but as the transition from concept to a live operational system serving real users.

"Over the past two decades, much of the retail investment industry has been positioned around themes of democratization, access, and empowerment. The reality of the products has gone in a different direction. Prediction markets sit alongside retirement accounts. Trading interfaces add leverage and frictionless speculation. User experiences are designed for engagement rather than outcome. The product underneath has been hollowed out, and engagement is the only inventory left."

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"Intelligent Investing is built around a different thesis. Long-term wealth is created through disciplined capital allocation, not through the frequency of decisions. AI is compressing the information edge that justified the trading-platform business model for two decades, and as that edge approaches zero, the distinction between platforms designed for compounding and platforms designed for engagement becomes the entire game. With this release now live, we are positioned to scale Intelligent Investing and we expect to increase marketing investment in the second half of the year. Phase 2 of the platform rollout is expected to be completed in line with our previously communicated first-half 2026 timeline. We are building for what comes next."

Greg Feller, President & CFO

"Q1 demonstrated meaningful operational progress across the business. Adjusted EBITDA grew 46% year-over-year to $1.5 million, with gross margin expanding from 67% to 69% as our revenue mix continues to shift toward higher-margin platform revenue. Wealth revenue grew 12% as Intelligent Investing scaled, European transaction volume at Carta grew 12%, and adjusted other subscription and services revenue grew 6%.

The cash position strengthened materially in the quarter. The Company holds $35.4 million in total cash, marketable securities and investments at quarter-end. Within that, cash and restricted cash of $25.6 million is up 97% year-over-year primarily reflecting the deliberate conversion of non-core holdings into operating cash, including the monetization of our WonderFi position (WonderFi agreed to be acquired by Robinhood Markets (NASDAQ: HOOD) in 2025). This is one of the most significant balance sheet improvements in the Company's recent history, and it positions us with meaningful operating flexibility going forward."

Wealth Platform (Intelligent Investing)

Intelligent Investing represents the largest single growth opportunity in front of the Company. Recently, the Company released the new Intelligent Investing app on the App Store, marking an important milestone in the development of its next-generation wealth platform.

The current release establishes the foundational infrastructure for the broader Intelligent Investing system, including integrated managed and self-directed investing capabilities, enhanced portfolio infrastructure, improved performance and reliability, expanded portfolio insights, and the behavioral framework that will underpin future product development.

Over the coming quarters, the Company expects to continue expanding the platform with additional investing, research, calibration, and decision-support capabilities designed to improve long-term investor outcomes and capital allocation behavior.

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The Intelligent Investing platform is being built around a fundamentally different philosophy than traditional trading platforms. Rather than optimizing for trading activity and short-term engagement, the Company's objective is to build a system designed to improve decision quality, investing discipline, and long-term wealth creation.

The Company expects Phase 2 of the platform rollout, including the continued expansion of self-directed investing functionality and additional core platform capabilities, to be completed in line with previously communicated first-half 2026 expectations.

Wealth revenue grew 12% year-over-year to $3.9 million in Q1 2026, with assets under management of $495.6 million at March 31, 2026 representing 14% growth year-over-year.

The Company expects to increase marketing investment in Intelligent Investing during the second half of 2026 to support continued platform expansion and adoption.

As Charlie Munger said: "Show me the incentive, and I will show you the outcome."

Payments Platform (Carta Worldwide)

European transaction volume in Q1 2026 reached $2.7 billion, growing 12% year-over-year from $2.4 billion in Q1 2025, with full-year 2025 European volume of $11.1 billion. Q1 2026 payments revenue was consistent with prior year on an adjusted basis at $2.3 million.

As payments increasingly become AI-mediated and agent-initiated, the authorization layer Carta operates in is positioned to be one of the most strategically important parts of the payments stack. Carta provides the infrastructure that authorizes transactions, enforces program rules, and connects payment activity to regulated settlement networks, the critical control point for risk, compliance, and program integrity in an increasingly automated payments environment.

Carta has a long history of supporting clients that have scaled meaningfully - UK-based Wise during earlier phases of its growth, and other anchor European programs that continue to operate at meaningful scale today. The Company believes Carta operates with a structurally competitive pricing position in European issuer processing and sees meaningful opportunity to expand both within its existing client base and selectively in new accounts on the basis of that pricing advantage.

The Company is also evaluating stablecoin-based infrastructure for selected cross-border payment flows where it can improve settlement speed, transparency, and cost efficiency, subject to applicable regulatory, partner, and risk-management requirements.

Lending Portfolio — Cash Flow That Funds Platform Investment

The consumer lending portfolio is managed for cash flow rather than for origination growth. In Q2 2026, the Company is temporarily reducing loan originations by approximately 50% from Q1 levels. The intent is to allow investors to see clearly what the business produces under this scenario. With reduced origination activity, the existing loan book generates cash without the offsetting customer acquisition and incremental provision costs the Company incurs at full deployment pace. This is temporary modulation, not a run rate.

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The Company expects originations to step back up during the second half of 2026, with the timing and pace of the ramp managed in line with the Company’s capital allocation priorities. The H2 cash deployment supports both this origination ramp and increased marketing investment in the Intelligent Investing platform.

Cash flow generated by the lending portfolio is recycled into investment in the Wealth and Payments platforms in accordance with the Company's milestone-gated capital allocation framework.

Capital Allocation Framework

The Company manages capital allocation around clear priorities: reinvestment in the Wealth and Payments platforms, opportunistic share repurchases when intrinsic value exceeds market value, and retention of liquidity to support operating flexibility. Approximately 7% of outstanding shares have been retired since June 2022 under the Company's buyback program, with a Nasdaq share repurchase authorization of up to $10 million remaining in place. The Company continues to hold a Bitcoin position acquired under its previously announced treasury strategy as a long-term store of value.

2026 Outlook

The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Orion Digital’s control.

We are providing updated guidance:

•	Q2 2026 Adjusted EBITDA[2]: $2.5 million to $3.5 million
•	Full-year 2026 Adjusted EBITDA[2]: $6.0 million to $7.0 million
•	Consolidated revenue: modestly lower year-over-year

We are reducing Q2 loan originations by approximately 50% from Q1 levels. We want investors to see clearly what the business produces under this scenario. With reduced new origination activity, the existing loan book generates cash without the offsetting customer acquisition and incremental provision costs we incur at full deployment pace. The Q2 Adjusted EBITDA guide reflects that.

This is temporary modulation, not a run rate.

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We are guiding second-half Adjusted EBITDA lower than the first half as we ramp up origination volume again and increase marketing investment, including for Intelligent Investing following its Phase 2 roll out.

1Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended March 31, 2026.

2Adjusted EBITDA is a non-IFRS measure. Management has not reconciled these forward-looking non-IFRS measures to their most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

Conference Call & Webcast

Orion Digital will host a conference call to discuss its Q1 2026 financial results today, Thursday, May 7, 2026 at 11:00 a.m. ET. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (289) 514-5100 or (800) 717-1738 (International) using conference ID: 63182. The webcast can be accessed at orion-digital.com/events. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A replay is available at (289) 819-1325 or (888) 660-6264 until May 14, 2026; Playback code 63182#.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted revenue, adjusted subscription and services revenue, adjusted payments revenue, adjusted other subscription and services revenue, adjusted EBITDA, adjusted net income (loss) and cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended March 31, 2026, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted Total Revenue

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Total revenue	$16,856	$17,330
Less:
Legacy institutional brokerage business revenue	—	(591)
Canadian payments revenue	—	(249)
Adjusted revenue	16,856	16,490

Adjusted Subscription and Services Revenue

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Subscription and services revenue	$10,536	$10,731
Less:
Legacy institutional brokerage business revenue	—	(591)
Canadian payments revenue	—	(249)
Adjusted subscription and services revenue	10,536	9,891

Adjusted Payments Revenue

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Payments revenue	$2,307	$2,555
Less:
Canadian payments revenue	—	(249)
Adjusted payments revenue	2,307	2,306

Adjusted other Subscription and Services revenue

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Other Subscription and Services revenue	$4,338	$4,695
Less:
Legacy institutional brokerage business revenue	—	(591)
Adjusted other Subscription and Services revenue	4,338	4,104

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Adjusted EBITDA

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Net (loss) income	$(5,812)	$(11,871)
Credit facility interest expense	1,372	1,446
Debenture and other financing expense	746	913
Accretion related to debentures	131	154
Stock-based compensation	229	475
Depreciation and amortization	2,026	1,954
Revaluation loss (gain)	2,863	7,662
Other non-operating (income) expense	72	416
Income tax recovery	(99)	(99)
Adjusted EBITDA	1,528	1,050

Cash Provided by (used in) Operations before Investment in Gross Loans Receivable

($000s)
	Three months ended
	March 31, 2026	March 31, 2025
Cash provided by (used in) operating activities	$(419)	$560
Net issuance of loans receivable	(4,434)	(3,210)
Cash provided by operations before investment in gross loans receivable	4,015	3,770

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the Company's capital allocation strategy, Orion Digital’s strategic initiatives including in respect of its wealth management and payments platforms and financial outlook for 2026. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Orion Digital's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Orion Digital’s control, including the receipt of any required regulatory approval. For a description of the risks associated with Orion Digital's business please refer to the "Risk Factors" section of Orion Digital's current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Orion Digital disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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About Orion Digital Corp.

Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO) operates digital wealth and payments infrastructure platforms generating recurring subscription and services revenue. Its Intelligent Investing platform provides digital wealth management solutions in Canada, and its wholly owned subsidiary Carta Worldwide provides issuer processing and payments infrastructure across Europe. The Company also operates a consumer lending business with over 20 years of operating history that generates cash flow and is managed with a focus on stability and risk control.

Investor Relations

Investors@oriondigitalcorp.com

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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